UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended May 28, 2005

or

[_]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

- -   Report of Independent Registered Public Accounting Firm
- -   Statements of Assets Available for Benefits
- -   Statements of Changes in Assets Available for Benefits
- -   Notes to Financial Statements
- -   Schedule H, line 4i - Schedule of Assets (Held at End of Year)
- -   Schedule H, Line 4j - Schedule of Reportable Transactions

Note:	In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibit is filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

- ii -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 2005	HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By /s/ James E. Christenson
      ——————————————
      James E. Christenson
      Senior Vice President, Legal Services,
      and Secretary, on behalf of the Plan
      Administrative Committee, the Plan's Named
Administrator and Fiduciary

- iii -

Financial Statements and Supplemental Schedules

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Fiscal Years Ended May 28, 2005 and May 29, 2004

1

Report of Independent Registered Public Accounting Firm

Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan as of May 28, 2005 and May 29, 2004, and the related statements of changes in assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at May 28, 2005 and May 29, 2004, and the changes in its assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of May 28, 2005 and reportable transactions for the fiscal year then ended, are presented for the purpose of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
October 14, 2005

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Assets Available for Benefits

	May 28 2005	May 29 2004

Assets
Investments, at fair value	$353,186,116	$304,089,407
Receivables:
Employer contributions	9,107,885	4,048,989
Employee contributions	648,827	612,907
Investment income	376,552	387,949

Total receivables	10,133,264	5,049,845

Assets available for benefits	$363,319,380	$309,139,252

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Fiscal Years Ended

	May 28 2005	May 29 2004

Contributions:
Employer	$14,808,521	$9,497,931
Employee	17,296,648	16,923,538

Total contributions	32,105,169	26,421,469

Investment income:
Dividends	5,576,673	3,671,920
Interest	404,405	441,680
Net appreciation in fair value of investments	38,432,761	45,276,723

Total investment income	44,413,839	49,390,323

Benefit payments	(22,277,393)	(27,881,750)

Administrative expenses	(61,487)	(75,100)

Net increase in assets available for benefits	54,180,128	47,854,942

Assets available for benefits:
Beginning of year	309,139,252	261,284,310

End of year	$363,319,380	$309,139,252

See accompanying notes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements

Fiscal Years Ended May 28, 2005 and May 29, 2004

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investment securities are stated at their fair value, which for common stocks and mutual funds is the quoted market price and for common collective trusts is the fair value based upon the underlying investment of the trust as reported by the Plan’s Trustee at the end of the fiscal year. Participant loans are valued at their outstanding balance, which approximate fair value.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Use of Estimates

Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

2. Plan Description

The Plan, a defined-contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Plan Sponsor

Herman Miller, Inc. and its participating affiliates (the Company or Employer) sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee

Under a trust agreement with the plan administrator, Putnam Fiduciary Trust Company is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. Effective January 1, 2005, Putnam Fiduciary Trust Company transferred its responsibilities as trustee to Mercer Trust Company. Since Putnam Fiduciary Trust Company and Mercer Trust Company are owned by the same parent company, they are considered related parties.

Plan Year

The Plan year coincides with the Company’s fiscal year, which is the 52- or 53-week period ending on the Saturday nearest the end of May. The Plan years ended May 28, 2005 and May 29, 2004, each contained 52 weeks.

Participation Requirements

All eligible employees of participating affiliates qualify to participate on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral contributions and employer contributions, plus the earnings thereon.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Employer Profit-Sharing Contribution

The Plan provides for an annual discretionary, nonelective, employer, profit-sharing contribution for each participant. The contribution for the Plan year will not exceed 6% of the compensation of eligible participants for the Plan year. The profit sharing contribution approved for the Plan years ended May 28, 2005, and May 29, 2004, represented 3.71% and 0.33% of the respective Plan year compensation. The profit-sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant’s compensation for the Plan year to the total of all eligible participants’ compensation for the Plan year, subject to certain limitations defined in the Plan document.

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan.

Employer Matching Contributions

The Company will contribute to the Plan as matching contributions up to 50% of the participant’s salary deferral contributions that do not exceed 6% of the participant’s compensation, subject to certain limitations defined in the Plan document.

Investment Options

Participants have the ability to direct the investment of their salary deferral contributions and Employer matching contributions into any or all of the investment options offered by the Plan, which currently include Company common stock, various mutual funds, and common collective trusts. All employer profit-sharing contributions are invested directly in Company common stock on behalf of the participants. Upon the latter of completing five years of participation in the Plan or attaining age 55, qualifying participants may elect to direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan for the following six plan years.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions, and net investment earnings. Investment earnings are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Company common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the plan administrator.

Benefit Payments

Benefit payments are recorded when paid. For substantially all Plan participants upon retirement, termination, death, or disability, a benefit payment shall be made in the form of a single lump-sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the Company, subject to certain restrictions defined in the Plan document.

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of: (1) 50% of the sum of all of the participant’s account balances as of the end of the Plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant’s salary deferral account balance as of the end of the Plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50% of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in biweekly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the trustee.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Administrative Expenses

All expenses, other than the trustee fees paid by the Plan, are paid by the Company.

Plan Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s total assets is as follows:

	May 28, 2005	May 29, 2004

Herman Miller, Inc. common stock (5,193,821 shares in
fiscal 2005 and 5,351,028 shares in fiscal 2004)	$154,775,881	$128,852,744
Putnam Voyager Fund	50,069,346	53,312,301
Putnam Stable Value Fund	22,138,913	20,804,822

The Company’s common stock identified above includes both participant-directed and nonparticipant-directed amounts because participant-directed amounts cannot be readily distinguished for disclosure purposes.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During fiscal 2005 and 2004, the Plan’s investments (including investments purchased and sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

	Fiscal Years Ended
	May 28, 2005	May 29, 2004

Common stock	$30,487,746	$27,724,389
Mutual funds	6,889,014	15,841,759
Common collective trusts	1,056,001	1,710,575

	$38,432,761	$45,276,723

4. Investment in Company Common Stock

The investment in Company common stock includes both participant-directed and nonparticipant-directed funds, which cannot be separately determined for disclosure purposes. The following is a summary of the investment in Company common stock and significant components of the changes therein:

	May 28, 2005	May 29, 2004

Assets:
Common stock	$154,775,881	$128,852,744
Dividend receivable	376,552	387,949
Employer contribution receivable	8,895,378	3,842,102

	$164,047,811	$133,082,795

	Fiscal Years Ended
	May 28, 2005	May 29, 2004

Changes in assets:
Contributions	$10,801,002	$5,817,935
Dividends	1,545,335	1,001,868
Net appreciation in fair value of investments	30,487,746	27,724,389
Benefit payments	(9,838,467)	(13,112,299)
Transfers to participant-directed investments	(2,006,739)	(2,111,736)
Administrative expenses	(23,861)	(18,961)

	$30,965,016	$19,301,196

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investment Management, Inc., an affiliate of the Trustee. These transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $21,436 in fiscal 2005 and $18,602 in fiscal 2004.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Subsequent Event

Subsequent to May 28, 2005, a Plan amendment was adopted by the Company. Under this amendment, eligible participants that have participated in the Plan for at least five years may elect to direct the investment of funds in their Employer profit-sharing accounts into any or all of the investment options offered by the Plan. This amendment is effective as of November 1, 2005.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	May 28, 2005	May 29, 2004

Net assets available for benefits per the financial statements
	$363,319,380	$309,139,252
Additional deemed distributions	-	88,801

Net assets available for benefits per the Form 5500	$363,319,380	$309,050,451

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN # 38-0837640 Plan # 002

May 28, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common stock
*	Herman Miller, Inc.	Herman Miller, Inc. Common Stock Fund
		(5,193,821 shares)	$71,463,003	$154,775,881
	Mutual funds
*	Putnam Fiduciary Trust	Voyager Fund	a	50,069,346
	Company	Asset Allocation: Growth Portfolio	a	4,246,031
		Asset Allocation: Conservative Portfolio	a	2,198,214
		Asset Allocation: Balanced Portfolio	a	4,658,176
	American	Europacific Growth Fund	a	17,267,150
		Growth Fund of America	a	5,386,957
	PIMCO	Total Return Fund	a	16,875,538
	Fidelity	Equity - Income Fund	a	14,731,959
	Vanguard	Wellington Fund	a	12,459,469
	Neuberger & Berman	Genesis Trust	a	17,762,312
	RS Investments	Diversified Growth Fund	a	9,260,105

	Total mutual funds			154,915,257

	Common collective trust
	funds
*	Putnam Fiduciary Trust	Stable Value Fund	a	22,138,913
	Company	S&P 500 Index Fund	a	13,622,364

	Total common collective trust funds			35,761,277

*	Various plan participants	Participant loans (interest rates ranging
		from 5% to 10.5%)	$—	7,733,701

				$353,186,116

*Represents a party in interest.

a - The cost of participant-directed investments is not required to be disclosed.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN # 38-0837640 Plan # 002

Fiscal Year Ended May 28, 2005

(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii)
Herman Miller, Inc.	Herman Miller, Inc. Common Stock Fund	$10,430,543	$12,241,309	$-	$-	$7,931,935	$12,241,309	$4,309,374

There were no reportable transactions under category (i), (ii), or (iv).